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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                     Commission File Number: 333-61457-05

     GLOBAL CROSSING MARKETING U.K. LTD.
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     (Exact name of registrant as specified in its charter)

     Wessex House
     Hamilton HM12 Bermuda
     (441) 296-8600
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

    Guarantee of Global Crossing Holdings Ltd. 9 5/8% Senior Notes due 2008
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           (Title of each class of securities covered by this Form)

                                      N/A
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  (Titles of all other classes of securities for which a duty to file reports under section 13 (a) or 15 (d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4 (a) (1) (i)     / /     Rule 12h-3 (b) (1) (i)   /X/
    Rule 12g-4 (a) (1) (ii)    / /     Rule 12h-3 (b) (1) (ii)  / /
    Rule 12g-4 (a) (2) (i)     / /     Rule 12h-3 (b) (2) (i)   / /
    Rule 12g-4 (a) (2) (ii)    / /     Rule 12h-3 (b) (2) (ii)  / /
                                       Rule 15d-6               / /

Approximate number of holders of record as of the certification of notice
date:           0
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Pursuant to the requirements of the Securities Exchange Act of 1934, Global
Crossing Marketing U.K. Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                           GLOBAL CROSSING MARKETING U.K. LTD.
Date: March 30, 2000                       By: /s/ Sidney Campbell
     -------------------------             ---------------------------
                                           Name:  Sidney Campbell
                                           Title: Director